UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934




                              MFC DEVELOPMENT CORP.
                                (Name of Issuer)




                                  Common Stock
                         (Title of Class of Securities)



                                    55272V106
                                 (CUSIP Number)

                                 Victor Brodsky
                            c/o MFC Development Corp.
                           271 North Avenue, Suite 520
                             New Rochelle, NY 10801
                                 (914) 636-3432
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                November 29, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 6 Pages
                          Exhibit Index Found on Page 6

                                                  SCHEDULE 13D
----------------------------------------                                       -------------------------------------
CUSIP No.  55272V106                                                           Page 2 of 6 Pages
         -----------
----------------------------------------                                       -------------------------------------
--------- ----------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          NANCY DUITCH, DENNIS DUITCH, AND NANCY DUITCH AND DENNIS DUITCH, AS
          TRUSTEES OF THE DUITCH FAMILY TRUST DATED JANUARY 9, 1989.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------- ----------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
          (b)  [ ]
--------- ----------------------------------------------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          00
--------- ----------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)    [ ]
--------- ----------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          Organized in California
--------- ----------------------------------------------------------------------------------------------------------
Number of               7         SOLE VOTING POWER
Shares Owned                      4,627,293
By Each                 --------- ----------------------------------------------------------------------------------
Reporting               8         SHARED VOTING POWER
Person                            NONE
With
                        --------- ----------------------------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER
                                  4,627,293

                        --------- ----------------------------------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER
                                  NONE
---------- ---------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,627,293
---------- ---------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [ ]
---------- ---------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           27.2%
---------- ---------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           OO
---------- ---------------------------------------------------------------------------------------------------------

                                                               Page 3 of 6 Pages


Item 1.  Security and Issuer.

                  This statement on Schedule 13D (the "Statement") relates to the common stock, $.001 par value per share, of MFC DEVELOPMENT CORP., a Delaware corporation, with its principal executive offices at 271 North Avenue, Suite 520, New Rochelle, NY 10801.

Item 2.  Identity and Background.

                  This Statement is being filed by Nancy Duitch, Dennis Duitch and a revocable family trust with respect to which, Nancy Duitch and Dennis Duitch are co-trustees, and with respect to which they hold beneficial interest. The Duitch Family Trust Dated January 9, 1989 (the "Duitch Family Trust") is organized under the laws of the State of California. The address for each reporting person is 15950 Royal Oak Road, Encino, CA 91436. Nancy Duitch is a Director, Chief Marketing Officer and Co-CEO of MFC DEVELOPMENT CORP. The present principal occupation of Dennis Duitch is business consulting. During the last five years, neither Nancy Duitch, nor Dennis Duitch has been (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. The Duitch Family Trust is a domestic trust, organized under the laws of the State of California.

Item 3.  Source and Amount of Funds or Other Consideration.

         All shares of common stock of MFC DEVELOPMENT CORP. were acquired in exchange for shares of Worldwide Excellence, Inc., a Delaware corporation, in accordance with Acquisition Agreement dated as July 29, 2005 as amended, among WORDWIDE EXCELLENCE, INC., its stockholders, and MFC DEVELOPMENT CORP. (the "Acquisition Agreement") and a letter agreement dated October 5, 2005 amending the Acquisition Agreement, which Agreement and letter agreement are annexed to this Current Report as, respectively, Exhibit 2 and Exhibit 3. As of the Date of Event which required the filing of this Statement, the Duitch Family Trust was issued 4,627,293 shares of common stock of MFC DEVELOPMENT CORP. No other funds or other consideration were used in making such purchases.

                                                               Page 4 of 6 Pages

Item 4.  Purpose of Transaction.

         The purpose of the acquisition of the shares of common stock of MFC DEVELOPMENT CORP. was to fulfill the terms of the previously described Acquisition Agreement. As a result of the transactions consummated under the Acquisition Agreement, the former stockholders of WORLDWIDE EXCELLENCE, INC. new investors, and others involved in the closing of the transaction now own a majority of MFC DEVELOPMENT CORP. common stock.

Item 5.  Interest in Securities of the Issuer.

         As of the Date of the Event which required the filing of this Statement, November 29, 2005, the Duitch Family Trust owned 4,627,293 shares of MFC DEVELOPMENT CORP. common stock. The MFC DEVELOPMENT CORP. securities owned by the Duitch Family Trust as of November 29, 2005 represented approximately 27.2% of the issued and outstanding shares of MFC DEVELOPMENT CORP. common stock. As of November 29, 2005, the Duitch Family Trust had sole power to vote and dispose of each of the 4,627,293 shares of MFC DEVELOPMENT CORP. common stock beneficially owned by it, subject to a Lock-up Agreement of one year. In the sixty days prior to November 29, 2005, the date of the event requiring the filing of this Statement, the Duitch Family Trust did not engage in any transactions involving MFC DEVELOPMENT CORP. common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         NONE

Item 7.  Material to be Filed as Exhibits.

There is filed herewith a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended, the Acquisition Agreement, and the letter agreement amending the Acquisition Agreement.

                                                               Page 5 of 6 Pages


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2005               DUITCH FAMILY TRUST DATED JANUARY 9, 1991

                                       By:  /s/ Nancy Duitch
                                            ----------------------------
                                            Nancy Duitch, Trustee




                                       By:  /s/ Dennis Duitch
                                            ----------------------------
                                            Dennis Duitch, Trustee




                                       By:  /s/ Nancy Duitch
                                            ----------------------------
                                            Nancy Duitch




                                       By:  /s/ Dennis Duitch
                                            ----------------------------
                                            Dennis Duitch

                                                               Page 6 of 6 Pages



                                  EXHIBIT INDEX


--------------------------------------------------------------------------------
EXHIBIT 1                Joint Acquisition Statement Pursuant to Section
                         240.13d-1(k)
--------------------------------------------------------------------------------
EXHIBIT 2                Acquisition Agreement dated as of July 29, 2005
--------------------------------------------------------------------------------
EXHIBIT 3                Letter Agreement dated October 5, 2005
--------------------------------------------------------------------------------

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